UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press Release

25 July 2014

PEARSON 2014 INTERIM RESULTS (UNAUDITED)

FINANCIAL HIGHLIGHTS
•
Sales up 2% at CER to £2.0bn reflecting good growth in digital, services and emerging markets, offset as expected, by the impact of school curriculum change in the US and the UK; also, this year, seasonal changes in phasing have helped first half sales in North America and hurt those in Core markets, especially the UK.

•
Adjusted operating profit, excluding Mergermarket, of £73m down from £124m last year, due to increased net restructuring charges (£43m in 2014; £29m in 2013), currency movements and the impact on margins of the phasing of revenues into the second half of 2014.

•	Adjusted EPS of 4.7p (2013: 9.9p) after restructuring charges.
•	Dividend raised 6% to 17p reflecting our confidence in our prospects.

2014 FULL YEAR OUTLOOK UNCHANGED
•	We reiterate the guidance we gave on 28 February 2014.
•	2014 profits to reflect portfolio changes (Penguin Random House associate accounting; Mergermarket sale; Grupo Multi acquisition) and significant strengthening of Sterling against key currencies.
•	Cyclical and policy-related pressures in our largest markets expected to persist, impacting revenues and margins.
•
Still expect approximately £50m net restructuring to continue to reshape our publishing businesses; £50m organic investment in structural growth opportunities in digital, services and emerging markets.

•	Based on 28 February 2014 exchange rates, we still expect to report adjusted earnings per share of between 62p and 67p in 2014.

2015 AND LONGER TERM
•	Pearson’s strategy centres on a significant and exciting long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education.
•	We can meet this demand by accelerating our shift to digital, services and to fast-growing economies, and committing to deliver measurably improved learning outcomes (efficacy).
•
We are investing in learning services, inside services, direct delivery and assessments and qualifications, and in school, higher education and English language learning. We are organising around a smaller number of global products and platforms, built around a single, world-class infrastructure and common systems and processes.

•
In 2013 and 2014, we are executing a significant restructuring programme designed to reduce our exposure to structural pressures and to shift resources towards these growth opportunities. Our restructuring expenditure will return to more normal levels in 2015.

•	In addition, we believe cyclical pressures will begin to ease from 2015 as curriculum change is implemented in the US and UK and US college enrolments stabilise and, in due course, return to growth.
•
This strategy will enable us to help more people make progress in their lives through learning. It also provides Pearson with a larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns in 2015 and beyond.

John Fallon, chief executive said:

"Overall, we are sustaining a good competitive performance through a period of change and are powering ahead in digital, services and emerging markets which enable us to reiterate our guidance for 2014. It also positions Pearson as a global learning services company, making better learning outcomes more accessible for far more people around the world. This will drive a leaner, more cash generative, faster growing business from 2015."

FINANCIAL SUMMARY

£ millions	Half-year 2014	Half-year 2013	Headline growth	CER growth	Underlying growth
Business performance
Sales	2,047	2,190	(7)%	2%	0%
Adjusted operating profit	75	137	(45)%	(36)%	(40)%
Adjusted earnings per share	4.7p	9.9p	(53)%
Operating cash flow	(254)	(247)	(3)%
Net debt	2,028	1,837	(10)%
Statutory results
Sales	2,047	2,190	(7)%
Operating (loss)/profit	(37)	8	n/a
Loss before tax	(36)	(16)	(125)%
Basic earnings per share	28.0p	(1.0)p	n/a
Cash used in operations	(212)	(161)	(32)%
Dividend per share	17.0p	16.0p	6%
Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, sales exclude Penguin and Mergermarket while adjusted operating profits include Penguin, Penguin Random House and Mergermarket. Continuing operations exclude both Penguin and Mergermarket.
b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 17.

DIVISIONAL ANALYSIS – GEOGRAPHY

£ millions	2014	2013	Headline growth	CER growth	Underlying growth
Sales
North America	1,164	1,243	(6)%	2%	2%
Core	540	616	(12)%	(8)%	(8)%
Growth	343	331	4%	18%	7%
Total excluding Penguin and Mergermarket	2,047	2,190	(7)%	2%	0%
Penguin	-	513	n/a	n/a	n/a
Mergermarket	9	53	n/a	n/a	n/a
Total sales	2,056	2,756	n/a	n/a	n/a
Adjusted operating profit (1)
North America	36	29	24%	52%	52%
Core	13	55	(76)%	(76)%	(76)%
Growth	6	12	(50)%	(25)%	n/a
Penguin Random House/Penguin	18	28	(36)%	(29)%	(7)%
Total excluding Mergermarket	73	124	(41)%	(31)%	(40)%
Mergermarket	2	13	n/a	n/a	n/a
Adjusted operating profit	75	137	(45)%	(36)%	(40)%
(1) 2013 includes £29m net restructuring charges as follows: North America, £8m; Core, £16m; Growth, £5m. 2014 includes £43m net restructuring charges as follows: North America, £24m; Core, £8m; Growth, £4m and PRH, £7m.

DIVISIONAL ANALYSIS – LINE OF BUSINESS

£ millions	2014	2013	Headline growth	CER growth	Underlying growth
Sales
School	939	1,098	(14)%	(7)%	(6)%
Higher Education	589	575	2%	13%	12%
Professional	519	517	0%	8%	1%
Total excluding Penguin and Mergermarket	2,047	2,190	(7)%	2%	0%
Penguin	-	513	n/a	n/a	n/a
Mergermarket	9	53	n/a	n/a	n/a
Total sales	2,056	2,756	n/a	n/a	n/a
Adjusted operating profit (2)
School	36	95	(62)%	(58)%	(57)%
Higher Education	(10)	(19)	(46)%	(51)%	(51)%
Professional	29	20	46%	76%	(13)%
Penguin Random House/Penguin	18	28	(36)%	(29)%	(7)%
Total excluding Mergermarket	73	124	(41)%	(31)%	(40)%
Mergermarket	2	13	n/a	n/a	n/a
Adjusted operating profit	75	137	(45)%	(36)%	(40)%
(2) 2013 includes £29m net restructuring charges as follows: School, £9m; Higher Education, £8m; Professional, £12m. 2014 includes £43m net restructuring charges as follows: School, £22m; Higher Education, £10m; Professional, £4m and PRH £7m.

OUTLOOK

The outlook we gave at our full year results on 28 February 2014 is unchanged. We are continuing the major restructuring and product investment programme, initiated in 2013, designed to accelerate Pearson’s shift towards significant growth opportunities in digital, services and fast-growing economies. We believe this will provide Pearson with a significantly larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns.

This restructuring coincides with continued structural, cyclical and policy-related pressures in some of our largest markets.  At this early stage of trading in the year, we expect to report adjusted earnings per share of between 62p and 67p in 2014.  This guidance incorporates our expected trading environment, restructuring activity and product investment and continues to assume 28 February 2014 sterling exchange rates against the dollar and key emerging market currencies. If current exchange rates persist until the end of 2014 it would reduce this guidance earnings per share range by approximately 1p.

The major factors behind our guidance are as follows:

PORTFOLIO CHANGES
The sale of Mergermarket to BC Partners was completed on 4 February 2014 and will reduce 2014 adjusted operating profit before central costs by £26m. This will be partly offset by a part-year contribution from Grupo Multi, which will be diluted by integration costs and the weakness of the Real against Sterling.

We expect the contribution to adjusted operating profit from Penguin Random House to be approximately £20m lower in 2014 compared to the £78m contribution in 2013. That reflects currency movements, integration charges (which are weighted in the first half of 2014) and an additional half-year of associate accounting.

CURRENCY MOVEMENTS
Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2013 was £1:$1.57) has an impact of approximately 1.2p on adjusted earnings per share. The move from an average £/$ exchange rate of 1.57 in 2013 to the 28 February 2014 rate of 1.67 will reduce operating income by approximately £30m if it continues for the full year. Similarly, when compared to 2013 average exchange rates, Sterling has significantly appreciated against a range of non-dollar currencies, primarily in emerging markets.

RESTRUCTURING AND INVESTMENT PROGRAMME
We will benefit from the absence of £176m of gross restructuring charges expensed in 2013, which we expect to generate £60m of incremental cost savings in 2014.

These benefits will be partly offset by an additional net restructuring charge of approximately £50m in 2014, primarily in North America and weighted towards the first half of the year. Our goal is to complete our restructuring programme by the end of 2014, returning to more normal annual levels of restructuring expenditure from 2015.

As previously announced, we expect additional product investment of approximately £50m in 2014 in digital, services and emerging markets to accelerate growth.

TRADING CONDITIONS
Trading conditions remain challenging this year, reflecting:

In North America, our largest market, college enrolments continue to decline and some states are deferring assessment programmes as they transition to the Common Core State Standards. Though the School publishing market is showing some improvement, the benefits are largely offset by higher revenue deferrals and pre-publication amortisation. We expect margins to be lower in 2014 when compared to 2013 reflecting this outlook, revenue mix, launch costs for major multi-year service-based contracts, higher amortisation and new product development expenditure.

In our Core markets (which include the UK, Italy and Australia), trading conditions are tough in the UK as curriculum change affects the school and vocational assessments markets, while Australia is stabilising and there is a new adoption year in Italy.

In our Growth markets (which include Brazil, China, India and South Africa), we continue to grow in China, with Brazil benefitting from a better year in public sistemas and a part-year contribution from Grupo Multi. We expect a slower year in South Africa after strong gains in 2013.

Looking at our global lines of business, we expect School and Higher Education to remain challenging, especially in our two largest markets, North America and the UK. In Professional, we expect continued good growth in Pearson VUE and English with the Financial Times continuing to benefit from its digital transition.

INTEREST AND TAX
We expect our interest charge to be similar to 2013 reflecting higher floating rates broadly offset by a weaker dollar against sterling. We expect a tax rate of between 19% and 21% on our total profit before tax (which includes the post-tax contribution from Penguin Random House).

FOR MORE INFORMATION:
Kate James / Simon Mays-Smith / Brendan O’Grady                                                                                                                                + 44 (0)20 7010 2310

Pearson’s results presentation for investors and analysts will be audiocast live today from 0900 (BST) and available for replay from 1200 (BST) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

GLOBAL EDUCATION STRATEGY

Our strategy centres on a significant and exciting long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education.

We can meet this demand by accelerating our shift to digital, services and to fast-growing economies, and committing to deliver measurably improved learning outcomes, through our efficacy framework.

In 2013 and 2014, we are executing a significant restructuring and reinvestment programme designed to reduce our exposure to structural pressures and to shift resources towards these growth opportunities. Our goal is to complete our restructuring programme by the end of 2014, returning to more normal annual levels of restructuring expenditure from 2015.

Our primary segments for management reporting are Geographies as this is how we drive annual business performance. Our goal is to serve the growing global demand for access to high quality education and better learning outcomes. We reach learners through content and digital services in individual classrooms; through broad partnerships with public and private education institutions and, in certain markets, by directly expanding capacity through our own schools and colleges.

To enable this, we are focusing on a smaller number of global products which are built on the same core technology platform and are interoperable. This will simplify Pearson, improve the learner experience and allow us to use real-time data and insights to enhance the efficacy of our products.

Our product investment strategy is focusing on modular assets and capabilities that work together and are demonstrably able to improve outcomes.   Our next generation products are mobile first and device-neutral. They connect content with assessment and feedback.  They use learning analytics and big data to personalise learning.  They all draw on world class research into the science of teaching and learning.  They are designed to scale up and be deployed globally. And they can be deployed by schools, colleges and corporates on a stand-alone basis or as part of a wider partnership with Pearson; they will also form the backbone of our Pearson owned or franchised operations.  All this helps us to build Pearson’s brand as the world’s leading learning company.

This strategy will enable us to help more people make progress in their lives through learning. It also provides Pearson with a larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns in 2015 and beyond.

FINANCIAL OVERVIEW

REVENUE AND OPERATING INCOME
In the first half of 2014, Pearson’s sales declined by £143m in headline terms to £2.0bn primarily due to the appreciation of sterling against the dollar and key emerging market currencies.

Adjusted headline operating profit, excluding Mergermarket, declined by £51m to £73m reflecting revenue and cost phasing, currency, portfolio changes and higher restructuring charges.

The headline growth rates include the impact from currency movements and acquisitions.

At constant exchange rates (ie stripping out the impact of currency movements), our sales grew by 2% and operating profit declined by 36%. Currency movements – primarily the strengthening of sterling against the US dollar and key emerging markets currencies – reduced sales by £182m and operating profit by £13m.

Acquisitions and disposals added a net of £37m to sales and £11m to operating profit excluding Mergermarket. This includes a negative impact of £6m from associate accounting at Penguin Random House and the benefit from the acquisition of Grupo Multi, where integration costs are weighted towards the second half of 2014.

In underlying terms (ie stripping out the impact of both portfolio changes and currency movements), sales were level with last year, with operating profit down 40% due to a £14m year on year increase in net restructuring charge (giving a total during the first half of 2014 of £43m compared to £29m in the first half of 2013), the impact from the H2 phasing of revenue in the UK and the impact of school curriculum change in the US and the UK.

STATUTORY RESULTS
Our statutory results showed an operating loss of £(37)m (£8m profit in 2013). Statutory loss before tax was £(36)m (£(16)m in 2013). Statutory earnings for the period show a £235m increase in profit to a profit of £227m (£(8)m loss in 2013) due to a net profit of £196m on the sale of Mergermarket and the benefit of a £56m adjustment to the Penguin disposal primarily relating to pensions.

NET DEBT
Our net debt, which reaches a seasonal peak around the half-year and is mainly dollar-denominated, was £2,028m (£1,837m in 2013) at 30 June. The year-on-year increase reflects the acquisition of Grupo Multi less the proceeds from the disposal of Mergermarket as well as our seasonal peak in working capital.

DIVIDEND
The board has declared an interim dividend of 17p per share, a 6% increase on 2013.

GEOGRAPHIC COMMENTARY

From 1 January 2014, the group has reorganised and is reporting for the first time new segmental analyses to reflect the new structure and operating model. The primary segments for management reporting are Geographies (North America, Core and Growth) and we also provide supplementary analysis by Line of Business (School, Higher Education and Professional). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH). The results of the Penguin segment (to 1 July 2013) and Mergermarket (to 4 February 2014) are shown as discontinued in the relevant periods.

NORTH AMERICA
In North America, our strategy is to provide services and products that deliver measurably better outcomes and help solve the major educational issues of affordability, access and achievement. We serve learners through content and digital services in individual classrooms and through broad partnerships with education institutions and governments.

In the first half of 2014, revenues declined 6% in headline terms, due to currency, but increased by 2% at both constant exchange rates and in underlying terms. In School, growth in Schoolnet and Connections Education was offset by declines in learning services, primarily due to a smaller market for reading and literature in the first half when compared to 2013, and in our State Assessments business due to the impact of legislative changes in Texas and California. In Higher Education, learning services grew modestly, and again benefited from later second semester purchasing; and Pearson Online Services achieved good growth.  In Professional, VUE grew modestly. Operating profit increased £7m to £36m, helped by revenue mix, lower returns provision and reduced US pension costs, partly offset by restructuring charges.

CORE
In Core, our strategy is to meet the growing demand for access to higher quality and standards of education in every country in which we operate, through our world class qualifications and learning services, by partnering with governments, schools, colleges and universities and by proving out our capabilities in a small number of owned schools and universities.

In the first half of 2014, revenues declined by 12% in headline terms and by 8% at both constant exchange rates and in underlying terms, due to the impact of policy change on our UK school qualifications business, later phasing of assessment revenues and reduction in Partner market revenues due to divestments, and a move to distributor models implemented in 2013. FT revenues are broadly level year on year, with digital content growth offset by declines in print advertising. Operating profit declined £42m to £13m, due to the impact of the revenue shortfalls.

GROWTH
In Growth, our strategy is to serve the rapidly growing demand from the emerging middle classes for high quality education and improved learning outcomes through partnerships with public and private institutions and by directly expanding capacity through owned and operated schools and universities.

In the first half of 2014, revenues grew by 4% in headline terms, 18% at constant exchange rates and 7% in underlying terms. Underlying growth benefited from growth in China, South Africa and Saudi Arabia. Constant exchange rate growth benefited from the acquisition of Grupo Multi.  Headline growth was held back by the strength of sterling against key emerging market currencies. School revenues were broadly flat.  Growth in South Africa learning services was offset by lower revenues from sistemas in Brazil, with strong growth in public sistemas more than offset by enrolment declines in private sistemas, and the impact of our partnership with IBM in India, which means we no longer recognised revenues from the hardware associated with our Digiclass multimedia teaching digital solution. In Higher Education, revenues grew strongly as we benefited from good enrolment growth in our South African colleges, and the three vocational colleges we opened in 2013 in Saudi Arabia, as part of the government’s focus on improving vocational education and employability. Operating profit declined £6m to £6m, in part reflecting launch costs associated with our new vocational colleges in Saudi Arabia.

LINE OF BUSINESS COMMENTARY

SCHOOL
In School, our strategy is to improve access to high quality education for children to ensure they graduate ready for college and careers.  This includes providing next generation learning services for schools that demonstrably improve learner outcomes; globally benchmarked standards, qualifications and assessments; and virtual and blended schools and school services that provide parents and students with flexibility and choice.

Our School Line of Business serves students up to secondary school level learning. We provide print textbooks and digital courseware through learning services such as envisionMATH, assessment and qualification services including Edexcel, partnering capabilities through inside services such as virtual schools and, in certain markets such as India, through owned or operated schools.

Key highlights from the first half of 2014 include:

In North America, the State of New Mexico awarded Pearson a contract to deliver the PARCC summative assessments in English and mathematics including test item development and assessment administration services both on paper and online using our cloud-based, mobile-ready TestNav 8 system. The Partnership for Assessment of Readiness for College and Careers (PARCC) is a consortium of 15 states which has developed assessments based on what students need to be ready for college and careers, and will measure and track their progress towards that goal. We successfully delivered the PARCC field test to over one million students, across nearly 16,000 schools, to ensure the assessment items are valid, reliable and fair and give schools the ability to check their readiness in advance of implementation.

ACT Aspire, a college and career readiness assessment based on ACT’s College Ready Benchmarks and aligned to Common Core State Standards, successfully launched.  Customers included the state of Alabama and districts in 35 states. Over 550,000 online assessments were delivered along with over 700,000 paper/pencil assessments.

We were awarded contracts to deliver the Arizona English Language Learner Assessment (AZELLA) and the Florida Kindergarten Readiness Screener (FLKRS) assessments and extended our contract to administer the Maryland High School Assessment. We will continue to administer the Florida Comprehensive Assessment Test (FCAT) until the summer 2016. In the first half of 2014, Pearson delivered 9 million high-stakes online tests and more than 5.6 million practice online tests for a total increase in online testing volume of 38% over same period in 2013.

Connections Education, which operates K-12 managed virtual public schools, manages blended public schools, and a private school, served almost 51,000 students in June 2014, up more than 20% from 2013, and now operates 33 managed public schools in 23 states and an international private virtual school.  Connections Education also provides virtual and blended services to school districts and other schools seeking to incorporate virtual learning into their programmes. Connections Academy Schools consistently outperform their peers on standardized state tests and show positive results for many high-needs students as compared to similar students in traditional public schools, particularly among low income students.  We recently launched three new virtual schools in two new states, Massachusetts and Maine, and an additional regional virtual school in California.

We began to implement the New York City (NYC) Periodic Assessment programme for the NYC Department of Education, installing Schoolnet in all 1,600 NYC public schools to deliver its periodic assessments for English Language Arts, Math, and English Language Learners to 1.1 million students and 75,000 NYC teachers. We partnered with Gwinnett County Public Schools (GCPS) in Georgia to provide reporting and assessment (Schoolnet) and item authoring and workflow approval (Equella) services for 11,000 GCPS teachers and staff and 166,000 students.
We won an estimated 25% of the total new adoptions market (which we expect will be approximately $875m in 2014) with a good performance in K-6 Math in Texas, Grades 6-12 Social Studies in Tennessee and Grades K-6 Math in California. A weaker performance in Grades 6-8 Science and Math in Texas, and Grades 6-12 Literature and Grades 6-8 Math in Florida, mean we expect to underperform the market in 2014. We are collaborating with Microsoft to develop the Pearson System of Courses (PSoC) and iLit for Windows 8 touchscreen environment and are deploying the PSoC version in Shelby County, Tennessee. We continue to pilot PSoC in Los Angeles Unified School District.

In Core, revenue declined significantly in the UK due to the later phasing of UK exams and associated revenue, which will mostly unwind in the second half, and lower qualification registrations due to policy changes which resulted in an 8% decline in GCE and GCSE papers taken and a 10% decline in BTEC Firsts registrations. In examination processing, a combination of the shift to linear exams and the first year of level 6 National Curriculum Test (NCT) scanning has resulted in a 21% increase in papers scanned for summer series, with almost 6.5 million scripts scanned, but with overall papers scanned declining 3% due to the impact of policy changes on earlier exam sittings. We successfully delivered our NCT for 2014, including the marking of 4 million scripts and return of almost 2 million results back to students.

In Australia, school revenue increased modestly, primarily due to the launch of the locally standardised version of the Wechsler Pre and Primary Scales of Intelligence (Fourth edition).

In Italy, we expect a better new adoption year with increased market share in both Primary and Upper Secondary School. In Primary English we adapted the Our Discovery Island and Top Secret programmes and combined them with professional development and online cross curricula support, providing a platform for future programmes.

In Growth, we started well in South Africa due to ongoing sales from our strong adoption performance in the second half of 2013, with a strong performance in mathematics and science in particular, which we expect to diminish later in the year.

In Brazil, enrolments in our sistemas were down 7% to 500,000 with growth in our public sistemas (NAME) offset by declines in our private sistemas as we combined our three sistema sales forces into one.

In Saudi Arabia, Pearson is delivering a contract for English, maths and science Teacher Development Programmes for Tatweer, the investment organization which supports the Ministry of Education. In Maths, Pearson will train 500 Saudi ‘Master’ trainers to deliver professional development training to over 100,000 maths and science teachers.

In India, our 30 schools enroled more than 28,000 students, up 40% on 2013; and we administered the Central Board of Secondary Education (CBSE) assessments for 3.5 million students, up 46% on 2013, across more than 13,000 schools. Our multimedia teaching solution Digiclass is now installed in approximately 26,000 classrooms, up more than 10% on 2013, and partnered with IBM to further accelerate our deployment across the country.

HIGHER EDUCATION
In Higher Education, our strategy is to develop next-generation data-rich learning services to measurably improve learner outcomes; to scale our inside service partnerships with high quality established institutions around the globe; and to develop a broad suite of blended and virtual products and services which widen access and improve the employability prospects of the growing global middle class.

Our Higher Education Line of Business serves students in undergraduate, post graduate and vocational level learning. We work with faculty, institutions and learners to improve access, completion and retention rates. In addition to print textbooks, we provide digital learning services, such as our MyLab & Mastering homework tools, tutoring and assessment products. We also partner with institutions to provide a range of inside services, including online learning services. In certain markets we deliver higher education directly through our own institutions such as CTI and MGI in South Africa and Pearson College in the UK.

Key highlights from the first half of 2014 include:

In North America, revenues were again boosted by a digital shift and later second semester purchasing in higher education, with December sales deferred into January. We expect to outperform the market in 2014 following a good start relative to the industry so far this year in a publishing market where gross revenues grew marginally compared to H1 2013 (according to the Association of American Publishers). Total US College enrolments were 1% lower in spring 2014 compared to spring 2013, with combined two-year public and four-year for-profit enrolments declining 3%, affected by rising employment rates, state budget pressures and policy change affecting the for-profit sector and developmental education classes.

We launched REVELTM, which combines trusted content with interactive videos, quizzes, a mobile user interface, study tools, assignment calendar and performance dashboard for humanities subjects. The launch of REVELTM is the first of numerous product lines taking advantage of our new cloud-based, mobile-ready, and data-analytics capabilities. Student MyLab registrations in North America grew 4% to 4.8 million. Lecturer generated case studies indicate that the use of MyLab programmes, as part of a broader course redesign, can support improvements in student test scores (bit.ly/1nioLnf).

We helped Indiana Wesleyan University successfully launch its Next Generation Digital Campus with integrated learning analytics, enroling 12,000 students; we partnered with Ivy Tech Community College to help expand the Corporate College's online workforce education offerings serving and improving employment prospects for up to 10,000 students in the state of Indiana; and we partnered with University of Texas El Paso (UTEP) to develop fully online programmes which have the potential to give greater access to education for up to 5,000 students in an under-served region in southwest Texas.

We published a digital Fieldbook for The Boy Scouts of America, the largest youth organisation in the US with 2.7 million young members and more than 1 million adult volunteers, the start of an extensive programme to create and implement a new digital curriculum and merit badge system. We expanded our collaboration with the American Health Information Management Association (AHIMA) to administer its online education business, which serves AHIMA’s 71,000 members including 10,000 higher education students each year. We now provide our learning management system; technical support; 100 additional courses in AHIMA’s course catalogue and a next generation Virtual Lab Product.

Pearson On Line Services, where we run fully online learning programmes and earn revenues based on the success of the students and the institution, grew strongly. Student registrations for our under-graduate programmes with Arizona State University Online, University of Florida Online, Ocean Community College and Rutgers grew more than 37% to 40,000. Student registrations for our post-graduate programmes were up 7% to more than 23,000, adding new programmes at Adelphi University and George Washington Business School.

In Core, our UK revenues declined, primarily due to enrolment declines following policy changes in the vocational markets. We continue to invest to build Pearson College which enroled 93 students, up from 21 in the same period in 2013, delivering two new courses in business management and Paramedic Science. We also acquired Escape at the end of 2013 which currently has 300 students enroled on design and technical skills courses.

In Australia, revenues grew well, benefiting from the shift of bookstore purchasing from the fourth quarter of 2013 to the first quarter of 2014, partly offset by the impact of our exit from vocational publishing. Our collaboration with Monash University started well. Monash Online provides technology, e-Textbooks, recruitment marketing, enrolment management, student support and retention services initially for four post-graduate courses.

In Growth, student enrolments in South Africa grew by 15% to 13,400 at our 13 higher education campuses across South Africa. Over 10,000 of these students are now learning using tablets with bundled Pearson digital course content.

In the Middle East, we launched three vocational Colleges of Excellence in Mecca, Medina and Buraydah, as part of the national Colleges of Excellence Programme, and enroled more than 1,700 students. The colleges will improve employment prospects for young people in Saudi Arabia.

In Mexico, our fully accredited online university partnership, UTEL, increased the number of students from almost 2,300 students in 2013 to more than 8,000 in 2014 as a result of improved consumer marketing efforts and better student retention.

In India, Pearson IndiaCan won a contract with the Ministry of Rural Development to train more than 15,000 young people with a variety of skills to improve employment prospects including: sales, retail, hospitality, domestic BPO, and electrical and automotive repairs; and ETEN CA, our network of satellite-based virtual Chartered Accountancy (CA) training centres, trained the five top ranking students in the CA Final Examination, announced in January 2014.

PROFESSIONAL
In Professional, our strategy is to enable aspirational global professionals to progress in their careers by developing next generation information, assessment and English language learning products and services that are delivered across multiple channels and provide measurable development for our customers.

Our Professional Line of Business serves professional and English language learners of all ages. We provide English language learning through direct delivery, inside services and learning services, ranging from the retail operations of Wall Street English to the digital courseware of MyEnglishlab, as well as blended and customised corporate learning programmes. The Financial Times Group provides authoritative global business news and analysis through print, digital and mobile channels, and an expanding audience in educational services. We also deliver professional assessment and qualification services globally through Pearson VUE.

Key highlights from the first half of 2014 include:

In Pearson English, good growth in direct delivery in China and inside services due to the acquisition of Grupo Multi was partly offset by the impact of a 2013 divestment in Japan and challenging conditions for learning services in some markets.

In May, Pearson English launched the Global Scale of English (GSE), which aims to be the new global standard for scoring English language proficiency on a precise, numeric, universal scale for businesses, governments and academic institutions. The Scale has already been tested on more than 10,000 students in 130 countries and is being embedded into all Pearson English products and services.

Improvements have been made to MyEnglishLab, our digital English language course, to increase the efficacy and scalability of the platform. Registered users for MyEnglishLab digital products grew 10% to almost 300,000.

Student numbers at Wall Street English (WSE), Pearson’s worldwide chain of English language centres for professionals, grew 1% to 193,000 with good growth in emerging markets partly offset by declines in Continental Europe. Student numbers at Pearson-owned centres grew 3%, with good growth in China and Brazil partly offset by a decline in Germany.

In China, Global Education, our test preparation services for English language and vocational qualifications, performed strongly.  Course enrolments in the first half increased 48% to more than 1 million, boosted by good underlying demand and product upgrades, through 80 Pearson-owned and 453 franchised learning centres. Student numbers at Wall Street English increased by 6% to 65,000.  In Guizhou province, we have trained nearly 200 teachers in English Language Teaching, and are providing digital courseware for 8,700 students in the city of Guiyang to improve their English.

In Brazil, we completed the acquisition of Grupo Multi, the largest provider of private language schools in Brazil serving over 800,000 students across more than 2,600 franchised schools.   We began our planning to integrate Multi’s products and expertise with Pearson’s world leading educational technology and pedagogy.

At the Financial Times Group, the FT continued to grow its record paying readership, with the total circulation up 13% year on year to more than 677,000 across print and online. Digital subscriptions now represent more than two-thirds of the FT’s total audience, increasing 33% year-on-year to over 455,000. We have more than 290,000 corporate subscribers, including more than 50 Central Banks. The strong digital circulation growth offset continued weakness in print advertising, though the FT continued to take market share.

Product innovation and launches, including: an FT Weekend app, ‘follow the author’ and commenting tools, an FT app on Samsung Smart TV and a new FT Android App; continue to result in steady growth in mobile usage and time spent on FT.com. Mobile now generates almost 50% of total traffic and 20% of new digital subscriptions. Mobile advertising revenues were up 9% year on year.
FT education products such as FT Newslines which enables annotation and development of case studies by faculty and students, are now used by almost 300 education institutions, including two thirds of the world’s top 50 business schools. The FT Education API offers students and educators free access to FT content, bringing learning to life with real world, real-time case studies and context. New York Institute of Finance, which provides education and training for financial professionals, has moved its traditional classroom exam-prep courses to digital community-based courses for key industry qualifications.

The contribution from The Economist Group (in which Pearson owns a 50% stake) fell slightly, primarily reflecting increased investment in digital development and marketing, and declining print advertising revenue.  Circulation at The Economist was robust at 1.6 million, with digital subscriptions growing 20%. The Economist Intelligence Unit again benefited from the strong performance of its healthcare division.

Pearson VUE continued to see good revenue and profit growth with test volumes up almost 20% year on year to almost 7 million boosted by continued growth in DVSA volumes in the UK; increased volumes in IT, State Regulatory (insurance and real estate), teacher certifications, and Professional certifications (such as National Council State Boards of Nursing); and the new GED computer based test. We will continue to deliver our UK contract to administer the Driving Theory test for the DVSA until September 2016.

New contracts include a deal to administer the Microsoft Certified Professional (MCP) Program which significantly expands our existing partnership with Microsoft through Certiport’s Microsoft Office Specialist (MOS) and Microsoft Technology Associate (MTA) exams. We entered into a 10-year partnership with the Chartered Institute of Management Accountants (CIMA) to transform their portfolio of professional-level exams from pen and paper to computer-based testing (CBT) with a January 2015 launch.

PENGUIN RANDOM HOUSE

The merger of Penguin and Random House was completed on 1 July 2013. Bertelsmann owns 53% and Pearson owns 47% of Penguin Random House, the first truly global consumer book publishing company. Penguin Random House is reported post tax following completion of the merger and associate accounting reduced Penguin Random House’s contribution to profits by £6m.

Penguin Random House performed well in the first half of 2014, benefitting particularly from a strong publishing performance in Children’s around the world.

The US business published 430 New York Times print and ebook bestsellers in H1 2014 (2013 H1 pro forma: 403), enjoying exceptional success in children’s publishing with John Green’s The Fault in our Stars (22 weeks at number 1 on the New York Times bestseller list and over 4 million copies sold in H1), his backlist titles (1.45 million in H1), tie-in titles from Disney’s Frozen film (more than 3.7 million copies sold in H1), Zusak’s The Book Thief and continued strong sales of the Dr. Seuss franchise.  Notable Adult titles included Gates’ Duty, Kidd’s The Invention of Wings, Coben’s Missing You, and the paperback reprints of Brown’s Inferno and Flynn’s Gone Girl.  The UK business published 480 (without Children’s & Manuals)/524 (with Children’s & Manuals) Sunday Times bestsellers (2013 H1 pro forma: 460), also enjoying exceptional sales of John Green and Markus Zusak, along with the continued strength of Kinney’s Wimpy Kid franchise.  Key Adult titles included Berry’s Mary Berry Cooks, Brown’s Inferno, Pearse’s Survivor, Atkinson’s Life after Life and Patterson’s Unlucky 13. The DK performance was lifted by sales of more than 670,000 copies of LEGO® movie tie-in titles.
Penguin Random House has a strong publishing programme for the second half of 2014, including new titles from John Grisham, Jamie Oliver, Ina Garten, Ken Follett, Haruki Murakami, Lena Dunham, Lee Child, Stephen Fry, Danielle Steel, Jodi Picoult, John Cleese, Janet Evanovich and Jeff Kinney, and movie tie-ins for Gone Girl and Unbroken.

The integration of the two businesses is progressing well and is on track to deliver net benefits in 2015 and beyond.  Organisational structures have been aligned, systems integration is underway and North American warehousing will be consolidated in the first half of 2015.  The acquisition of the Spanish Speaking business of Santillana’s Brazilian business is expected to complete within H2.

FINANCIAL REVIEW

Operating result
Due to seasonal bias in some of the Group’s businesses, Pearson makes a higher proportion of its sales and the majority of its profits in the second half of the year.

On a headline basis, sales from continuing operations for the six months to 30 June 2014 decreased by £143m or 7% from £2,190m for the first six months of 2013 to £2,047m for the equivalent period in 2014. Total adjusted operating profit decreased by £62m or 45% from £137m in the first six months of 2013 to £75m in 2014. Included within total adjusted operating profit are restructuring costs of £48m in the first half of 2014 compared to £37m in the first half of 2013. The costs are offset by benefits which for 2014 restructuring are estimated at £5m compared to benefits of 2013 restructuring in the first half of 2013 estimated at £8m.

On an underlying basis, sales from continuing operations were flat in 2014 compared to 2013 and total adjusted operating profit declined by 40%. Our underlying measures exclude the effects of exchange and portfolio changes arising from acquisitions and disposals. In 2014, currency movements decreased sales by £182m and adjusted operating profit by £13m. Portfolio changes increased sales by £37m and did not materially affect adjusted operating profit.

Our portfolio change is calculated by taking account of the additional contribution (at constant exchange rates) from acquisitions made in both 2013 and 2014. For acquisitions made in 2013 we calculate the additional contribution as the sales and profits made in the period of 2014 that corresponds to the pre-acquisition period in 2013. We also exclude sales and profits made by businesses disposed in either 2013 or 2014.

Adjusted operating profit excludes intangible amortisation and impairment, acquisition related costs and other gains and losses arising from acquisitions and disposals. The statutory operating loss of £37m in the first half of 2014 compares to a profit of £8m in the first half of 2013. The decrease reflects the fall in adjusted operating profit and an increase in intangible charges. In 2014 intangible charges include amortisation relating to Penguin Random House.

Discontinued operations
In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on 1 July 2013 and from that point, Pearson no longer controls the Penguin Group of companies and has equity accounted for its 47% associate interest in the new Penguin Random House (PRH) venture.

The loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at 30 June 2013 and a subsequent gain on sale of £202m was reported in the second half of 2013. Included in the gain reported in 2013 was a provision for amounts payable to Bertelsmann upon settlement of the transfer of pension liabilities to PRH. During 2014, it was decided that this transfer would not go ahead as planned and the costs have been credited back in the £56m gain reported against the disposal in 2014.

The results for Penguin in the first half of 2013 and the gains reported in both 2013 and 2014 have been included in discontinued operations. The share of results from the associate interest in the PRH venture arising in the second half of 2013 and in 2014 has been included in operating profit in continuing operations.

Additionally on 29 November 2013 we announced the sale of the Mergermarket Group to BC Partners. The sale was completed on 4 February 2014 and resulted in a gain of £196m after tax. The Mergermarket business was classified as held for sale on the balance sheet at 31 December 2013 and the gain and the results for both 2013 and 2014 to the date of sale have been included in discontinued operations.

Net finance costs
Net interest payable to 30 June 2014 was £28m, compared to £33m in the first half of 2013.  This decrease is mainly due to the impact of foreign exchange translation and additional interest receivable on cash balances held overseas which offset the effect of higher levels of average net debt in the period. A weaker US dollar average exchange rate in 2014 (compared to the first half of 2013) had the effect of reducing US dollar denominated finance charges.

Finance income and costs relating to retirement benefits have been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. Finance costs for put options and deferred consideration are excluded from adjusted earnings as they relate to the future potential acquisition of non-controlling interests and don’t reflect cash expended. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

In the period to 30 June 2014, the total of these items excluded from adjusted earnings was a gain of £29m compared to a gain of £9m in the period to 30 June 2013. The gain in 2014 and 2013 largely relates to foreign exchange differences on un-hedged US dollar loans, cash and cash equivalents.

Taxation
Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax charge on statutory earnings for the six months to 30 June 2014 was a £10m credit compared to an £11m credit in the period to 30 June 2013. The charge reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those statutory profits.

The effective tax rate on adjusted earnings for the six months to 30 June 2014 is 20.0% (2013: 24.0%). This rate is lower than the average statutory rate applicable to the countries we operate in as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. The benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment.

Other comprehensive income
Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £119m at 30 June 2014 compares to a gain at 30 June 2013 of £252m and is principally due to movements in the US dollar. A significant proportion of the group’s operations are based in the US and the US dollar weakened in 2014 from an opening rate of £1:$1.66 to a closing rate at the end of June 2014 of £1:$1.71. At the end of June 2013 the US dollar had strengthened in comparison to the opening rate moving from £1:$1.63 to £1:$1.52.

Also included in other comprehensive income in 2014 is an actuarial gain of £4m in relation to post retirement plans. This gain arises from changes in the assumptions used to value the liabilities and from returns on plan assets that are in excess of the discount rate. The gain compares to an actuarial gain at 30 June 2013 of £100m.

Non-controlling interest
There are non-controlling interests in the group’s businesses in South Africa, China and India although none of these are material to the group numbers. During 2013 some of the minorities in South Africa and India were bought out further reducing the impact of these interests.
Post-retirement benefits
Pearson operates a variety of pension and post-retirement plans. Our UK group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans. In addition to pension plans we also operate post-retirement medical benefit plans (PRMBs), the most significant of which is in the US. In the first half of 2014 we amended the eligibility criteria for the US PRMB plan. This amendment resulted in a curtailment gain and a reduction in the on-going service cost of the plan.

The charge to profit in respect of worldwide pensions and retirement benefits for continuing operations amounted to £32m in the period to 30 June 2014 (30 June 2013: £53m) of which a charge of £34m (30 June 2013: £51m) was reported in adjusted operating profit and an income of £2m (30 June 2013: charge £2m) was reported against other net finance costs. The reduced charge in 2014 is in part due to the US PRMB curtailment gain and also to a reduction in costs relating to our defined contribution plans.

The overall surplus on the UK group pension plan of £86m at the end of 2013 has increased to a surplus of £119m at 30 June 2014. The movement has arisen principally due to continuing asset returns and deficit funding which was only partially offset by an unfavourable movement in the discount rate used to value the liabilities. In total, our worldwide deficit in respect of pensions and other post-retirement benefits decreased from a net deficit of £56m at the end of 2013 to a net deficit of £nil at the end of June 2014.

Dividends
The dividend accounted for in the six months to 30 June 2014 is the final dividend in respect of 2013 of 32.0p. An interim dividend for 2014 of 17.0p was approved by the Board in July 2014 and will be accounted for in the second half of 2014.

Principal risks and uncertainties
We conduct regular reviews to identify risk factors which may affect our business or financial performance. Our Group internal audit and compliance function facilitates risk reviews with each business, shared service operation and corporate function, identifying measures and controls to mitigate these risks. The principal risks and uncertainties have not changed from those detailed in the 2013 Annual Report and are summarised below:

Technology changes
Our businesses will be impacted by the rate of and state of technological change, including the digital revolution and other disruptive technologies. We operate in markets which are dependent on Information Technology systems and technological change. The transition of our products and services to digital increases the potential exposure to cyber threats.

Education regulation and funding
Our US and UK educational solutions and assessment businesses may be affected by changes in government funding resulting from either general economic conditions, changes in government educational funding, programmes, policy decisions, legislation and/or changes in the procurement processes.

Economic uncertainties
Global economic conditions may adversely impact our ﬁnancial performance. A signiﬁcant deterioration in Group proﬁtability and / or cash ﬂow caused by prolonged economic instability could reduce our liquidity and / or impair our ﬁnancial ratios, and trigger a need to raise additional funds from the capital markets and / or renegotiate our banking covenants.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate ﬂuctuation could adversely affect our earnings and the strength of our balance sheet.

Business transformation
The pace and scope of our business transformation initiatives increase the execution risk that beneﬁts may not be fully realised, costs of these changes may increase, or that our business as usual activities do not perform in line with expectations.

If we fail to attract and retain appropriately skilled employees, our business may be harmed.

Brand / reputation management
Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our business.

Emerging markets
Our investment into inherently riskier emerging markets is growing and the returns may be lower than anticipated.

Intellectual property rights
If we do not adequately protect our intellectual property and proprietary rights our competitive position and results may be adversely affected and limit our ability to grow.

Acquisitions and mergers
Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions, mergers and other business combinations could lead to goodwill and intangible asset impairments.

Data Privacy breach
Failure to comply with data privacy regulations and standards or weakness in information security, including a failure to prevent or detect a malicious attack on our systems, could result in a major data privacy breach causing reputational damage to our brands and ﬁnancial loss.
Testing failures
A control breakdown or service failure in our school assessment and qualiﬁcations businesses could result in ﬁnancial loss and reputational damage.

Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our ﬁnancial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2014

		2014	2013	2013
all figures in £ millions	Note	half year	half year	full year

Continuing operations

Sales	2	2,047	2,190	5,069
Cost of goods sold		(980)	(1,005)	(2,312)
Gross profit		1,067	1,185	2,757

Operating expenses		(1,112)	(1,186)	(2,353)
Share of results of joint ventures and associates		8	9	54
Operating (loss) / profit	2	(37)	8	458

Finance costs	3	(67)	(62)	(111)
Finance income	3	68	38	35
(Loss) / profit before tax	4	(36)	(16)	382
Income tax	5	10	11	(87)
(Loss) / profit for the period from continuing operations		(26)	(5)	295

Discontinued operations

Profit / (loss) for the period from discontinued operations	8	253	(4)	244

Profit / (loss) for the period		227	(9)	539

Attributable to:
Equity holders of the company		227	(8)	538
Non-controlling interest		-	(1)	1

Earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	28.0p	(1.0)p	66.6p
Diluted	6	28.0p	(1.0)p	66.5p

Earnings per share from continuing operations (in pence per share)
Basi c	6	(3.2)p	(0.5)p	36.4p
Diluted	6	(3.2)p	(0.5)p	36.3p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2014

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Profit / (loss) for the period	227	(9)	539

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(119)	252	(217)
Currency translation adjustment disposed	(3)	-	(18)
Attributable tax	2	14	6

Items that are not reclassified to the income statement
Re-measurement of retirement benefit obligations	4	100	79
Attributable tax	(1)	(33)	(23)

Other comprehensive (expense) / income for the period	(117)	333	(173)

Total comprehensive income for the period	110	324	366

Attributable to:
Equity holders of the company	110	327	369
Non-controlling interest	-	(3)	(3)

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2014

		2014	2013	2013
all figures in £ millions	note	half year	half year	full year

Property, plant and equipment		308	335	342
Intangible assets	11	6,080	6,564	5,801
Investments in joint ventures and associates		1,061	19	1,092
Deferred income tax assets		234	261	250
Financial assets – Derivative financial instruments		129	125	111
Retirement benefit assets		119	99	86
Other financial assets		92	100	94
Trade and other receivables		88	88	70
Non-current assets		8,111	7,591	7,846

Intangible assets – Pre-publication		737	773	717
Inventories		256	297	224
Trade and other receivables		1,211	1,164	1,173
Financial assets – Derivative financial instruments		13	13	13
Financial assets – Marketable securities		14	6	6
Cash and cash equivalents (excluding overdrafts)		460	596	729
Current assets		2,691	2,849	2,862
Assets classified as held for sale	13	-	1,246	223

Total assets		10,802	11,686	10,931

Financial liabilities – Borrowings		(2,075)	(2,259)	(1,693)
Financial liabilities – Derivative financial instruments		(38)	(39)	(48)
Deferred income tax liabilities		(546)	(696)	(612)
Retirement benefit obligations		(119)	(136)	(142)
Provisions for other liabilities and charges		(70)	(97)	(77)
Other liabilities	12	(261)	(241)	(257)
Non-current liabilities		(3,109)	(3,468)	(2,829)

Trade and other liabilities	12	(1,367)	(1,390)	(1,505)
Financial liabilities – Borrowings		(531)	(414)	(533)
Current income tax liabilities		(176)	(256)	(164)
Provisions for other liabilities and charges		(47)	(33)	(112)
Current liabilities		(2,121)	(2,093)	(2,314)
Liabilities classified as held for sale	13	-	(353)	(82)

Total liabilities		(5,230)	(5,914)	(5,225)

Net assets		5,572	5,772	5,706

Share capital		205	204	205
Share premium		2,572	2,559	2,568
Treasury shares		(98)	(130)	(98)
Reserves		2,888	3,120	3,025
Total equity attributable to equity holders of the company		5,567	5,753	5,700
Non-controlling interest		5	19	6
Total equity		5,572	5,772	5,706

The condensed consolidated financial statements were approved by the Board on 24 July 2014.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2014

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2014 half year
At 1 January 2014	205	2,568	(98)	(103)	3,128	5,700	6	5,706
Profit for the year	-	-	-	-	227	227	-	227
Other comprehensive income	-	-	-	(122)	5	(117)	-	(117)
Total comprehensive income	-	-	-	(122)	232	110	-	110
Equity-settled transactions	-	-	-	-	21	21	-	21
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	4	-	-	-	4	-	4
Purchase of treasury shares	-	-	(9)	-	-	(9)	-	(9)
Release of treasury shares	-	-	9	-	(9)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(259)	(259)	(1)	(260)
At 30 June 2014	205	2,572	(98)	(225)	3,113	5,567	5	5,572
2013 half year
At 1 January 2013	204	2,555	(103)	128	2,902	5,686	24	5,710
Profit for the year	-	-	-	-	(8)	(8)	(1)	(9)
Other comprehensive income	-	-	-	254	81	335	(2)	333
Total comprehensive income	-	-	-	254	73	327	(3)	324
Equity-settled transactions	-	-	-	-	21	21	-	21
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	4	-	-	-	4	-	4
Purchase of treasury shares	-	-	(46)	-	-	(46)	-	(46)
Release of treasury shares	-	-	19	-	(19)	-	-	-
Changes in non-controlling interest	-	-	-	-	3	3	(1)	2
Dividends	-	-	-	-	(242)	(242)	(1)	(243)
At 30 June 2013	204	2,559	(130)	382	2,738	5,753	19	5,772

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the period ended 30 June 2014

	Equity attributable to the equity holders of the company					Non-controlling interest		Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2013 full year
At 1 January 2013	204	2,555	(103)	128	2,902	5,686	24	5,710
Profit for the year	-	-	-	-	538	538	1	539
Other comprehensive income	-	-	-	(231)	62	(169)	(4)	(173)
Total comprehensive income	-	-	-	(231)	600	369	(3)	366
Equity-settled transactions	-	-	-	-	37	37	-	37
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	1	13	-	-	-	14	-	14
Purchase of treasury shares	-	-	(47)	-	-	(47)	-	(47)
Release of treasury shares	-	-	52	-	(52)	-	-	-
Changes in non-controlling interest	-	-	-	-	13	13	(15)	(2)
Dividends	-	-	-	-	(372)	(372)	-	(372)
At 31 December 2013	205	2,568	(98)	(103)	3,128	5,700	6	5,706

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2014

		2014	2013	2013
all figures in £ millions	note	half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	17	(212)	(161)	684
Interest paid		(34)	(32)	(82)
Tax paid		(58)	(102)	(246)
Net cash (used in) / generated from operating activities		(304)	(295)	356

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(445)	(28)	(48)
Acquisition of joint ventures and associates		(2)	(4)	(10)
Purchase of investments		(1)	(67)	(64)
Purchase of property, plant and equipment		(22)	(47)	(118)
Purchase of intangible assets		(38)	(33)	(64)
Disposal of subsidiaries, net of cash disposed		354	(33)	(132)
Proceeds from sale of associates		4	1	2
Proceeds from sale of investments		-	-	2
Proceeds from sale of property, plant and equipment		1	1	28
Proceeds from sale of intangible assets		-	-	2
Proceeds from sale of liquid resources		5	6	13
Repayment from / (loans to) related parties		44	-	(44)
Loans advanced		(2)	-	(5)
Investment in liquid resources		(13)	(7)	(14)
Interest received		18	4	9
Dividends received from joint ventures and associates		19	1	64
Net cash used in investing activities		(78)	(206)	(379)

Cash flows from financing activities
Proceeds from issue of ordinary shares		4	4	14
Purchase of treasury shares		(9)	(46)	(47)
Proceeds from borrowings		640	519	319
Repayment of borrowings		(292)	(225)	(225)
Finance lease principal payments		(2)	(8)	(8)
Dividends paid to company’s shareholders		(259)	(242)	(372)
Dividends paid to non-controlling interests		(1)	(1)	-
Transactions with non-controlling interests		-	(37)	(76)
Net cash generated from / (used in) financing activities		81	(36)	(395)

Effects of exchange rate changes on cash and cash equivalents		(6)	54	21
Net decrease in cash and cash equivalents		(307)	(483)	(397)

Cash and cash equivalents at beginning of period		740	1,137	1,137
Cash and cash equivalents at end of period		433	654	740

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2014

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2013 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Standards Interpretations Committee (IFRSIC) interpretations as adopted by the EU. In respect of accounting standards applicable to the group in the current period there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2013 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

The group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the group’s accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2013 Annual Report.

The financial information for the year ended 31 December 2013 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2013 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements and related notes for the six months to 30 June 2014 have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

2. Segment information

From 1 January 2014, the group has reorganised and is reporting for the first time new segmental analyses to reflect the new structure and operating model. The primary segments for management and reporting are Geographies (North America, Core and Growth) and we also provide supplementary analysis by Line of Business (School, Higher Education and Professional). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH). The results of the Penguin segment (to 1 July 2013) and Mergermarket (to 4 February 2014) are shown as discontinued in the relevant periods.

	2014	2013	2013
all figures in £ millions	half year	half year	full year
		restated	restated

Sales by Geography
North America	1,164	1,243	3,080
Core	540	616	1,242
Growth	343	331	747
Sales – continuing operations	2,047	2,190	5,069

Penguin	-	513	513
Mergermarket	9	53	108
Sales – discontinued operations	9	566	621

Total sales	2,056	2,756	5,690

Sales by Line of Business
School	939	1,098
Higher Education	589	575
Professional	519	517
Sales – continuing operations	2,047	2,190

Adjusted operating profit by Geography
North America	36	29	457
Core	13	55	119
Growth	6	12	56
Adjusted Operating profit – continuing operations before PRH	55	96	632
PRH	18	-	50
Adjusted operating profit – continuing operations	73	96	682

Penguin	-	28	28
Mergermarket	2	13	26
Adjusted operating profit – discontinued operations	2	41	54

Total adjusted operating profit	75	137	736

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

2.	Segment information continued

	2014	2013
all figures in £ millions	half year	half year
		restated

Adjusted operating profit by Line of Business
School	36	95
Higher Education	(10)	(19)
Professional	29	20
Adjusted operating profit – continuing operations before PRH	55	96

Included in total adjusted operating profit above are restructuring costs of £48m (2013 half year: £37m, 2013 full year: £176m) offset by estimated net benefits in the period of £5m (2013 half year: £8m, 2013 full year: £41m).

Of the net restructuring charges of £43m (2013 half year: £29m, 2013 full year: £135m), £24m (2013 half year: £8m, 2013 full year: £53m) relates to North America, £8m (2013 half year: £16m, 2013 full year: £50m) relates to Core, £4m (2013 half year: £5m, 2013 full year: £32m) relates to Growth and £7m (2013 half year: £nil, 2013 full year: £nil) relates to PRH.

There were no material inter-segment sales.

Adjusted operating profit is one of Pearson’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant.

Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the group.

Charges relating to intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the group.

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

2.	Segment information continued

The following table reconciles adjusted operating profit to operating profit for each our primary segments.

	North America	Core	Growth	PRH	Continuing	Discontinued	Total
all figures in £ millions

2014 half year

Adjusted operating profit	36	13	6	18	73	2	75
Other net gains and losses	-	-	-	-	-	301	301
Acquisition costs	-	-	(3)	-	(3)	-	(3)
Intangible charges	(52)	(11)	(15)	(29)	(107)	-	(107)
Operating profit / (loss)	(16)	2	(12)	(11)	(37)	303	266
2013 half year (restated)

Adjusted operating profit	29	55	12	-	96	41	137
Other net gains and losses	-	-	-	-	-	(46)	(46)
Acquisition costs	(1)	-	(2)	-	(3)	-	(3)
Intangible charges	(53)	(11)	(21)	-	(85)	(1)	(86)
Operating profit / (loss)	(25)	44	(11)	-	8	(6)	2

2013 full year (restated)

Adjusted operating profit	457	119	56	50	682	54	736
Other net gains and losses	-	(16)	-	-	(16)	194	178
Acquisition costs	(2)	(7)	(3)	-	(12)	-	(12)
Intangible charges	(103)	(23)	(40)	(30)	(196)	(2)	(198)
Operating profit / (loss)	352	73	13	20	458	246	704

In the first half of 2013, other gains and losses in discontinued operations relate to costs incurred in the disposal of Penguin and the formation of Penguin Random House including provisions for the settlement of litigation associated with the agency arrangements for eBooks.  For the full year, other gains and losses also include the gain on the disposal of Penguin and costs associated with the disposal of Mergermarket. In 2014, other gains and losses in discontinued operations relate to the gain on the disposal of Mergermarket and adjustment to liabilities relating to the Penguin disposal.

Included in other net gains and losses within continuing operations in the second half of 2013 in the Core segment is the loss on disposal of our Japanese school and local publishing assets.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

3.	Net finance costs

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Net interest payable	(28)	(33)	(72)
Finance income / (costs) in respect of retirement benefits	2	(2)	(3)
Finance costs of put options and deferred consideration associated with acquisitions	-	-	(9)
Net foreign exchange gains	25	20	20
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	-	-	1
Other gains / (losses) on financial instruments not in a hedging relationship:
- derivatives	2	(9)	(13)
Net finance income / (costs)	1	(24)	(76)

Analysed as:
Finance costs	(67)	(62)	(111)
Finance income	68	38	35
Net finance income / (costs)	1	(24)	(76)

Analysed as:
Net interest payable	(28)	(33)	(72)
Other net finance income / (costs)	29	9	(4)
Net finance income / (costs)	1	(24)	(76)

Net finance costs classified as other net finance income / costs are excluded in the calculation of our adjusted earnings.

We have excluded finance costs relating to retirement benefits as we believe the presentation under IAS 19 (revised) does not reflect the economic substance of the underlying assets and liabilities and we have excluded the finance costs of put options and deferred consideration as they relate to future earn outs and similar payments on acquisitions and do not reflect cash expended.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2014 and 2013 the foreign exchange gains largely relate to foreign exchange differences on unhedged US dollar loans, cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

4. Profit before tax

		2014	2013	2013
all figures in £ millions	Note	half year	half year	full year

(Loss) / profit before tax – continuing operations		(36)	(16)	382
Intangible charges	2	107	85	196
Acquisition costs	2	3	3	12
Other gains and losses	2	-	-	16
Other net finance (income) / costs	3	(29)	(9)	4
Adjusted profit before tax – continuing operations		45	63	610
Adjusted profit before tax – discontinued operations		2	41	54
Total adjusted profit before tax		47	104	664

5. Income tax

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Income tax benefit / (charge) – continuing operations	10	11	(87)
Tax benefit on intangible charges	(26)	(28)	(51)
Tax benefit on acquisition costs	(1)	(1)	(2)
Tax charge on other gains and losses	-	-	32
Tax charge / (benefit) on other net finance income	6	2	(1)
Tax amortisation benefit on goodwill and intangibles	3	5	30
Adjusted income tax charge – continuing operations	(8)	(11)	(79)
Adjusted income tax charge – discontinued operations	(1)	(14)	(18)
Total adjusted income tax charge	(9)	(25)	(97)
Tax rate reflected in adjusted earnings	20.0%	24.0%	14.6%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from profit before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2014	2013	2013
all figures in £ millions	half year	half year	full year

(Loss) / profit for the period from continuing operations	(26)	(5)	295
Non-controlling interest	-	1	(1)
Earnings from continuing operations	(26)	(4)	294
Profit / (loss) for the year from discontinued operations	253	(4)	244
Non-controlling interest	-	-	-
Earnings	227	(8)	538

Weighted average number of shares (millions)	809.8	807.0	807.8
Effect of dilutive share options (millions)	0.9	1.0	1.1
Weighted average number of shares (millions) for diluted earnings	810.7	808.0	808.9

Earnings per share from continuing and discontinued operations
Basic	28.0p	(1.0)p	66.6p
Diluted	28.0p	(1.0)p	66.5p

Earnings per share from continuing operations
Basic	(3.2)p	(0.5)p	36.4p
Diluted	(3.2)p	(0.5)p	36.3p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

7. Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2014 half year
Operating profit	2	(37)	2	-	3	107	-	-	75

Net finance costs	3	1	-	-	-	-	(29)	-	(28)
Profit before tax	4	(36)	2	-	3	107	(29)	-	47
Income tax	5	10	(1)	-	(1)	(26)	6	3	(9)
Profit for the period – continuing		(26)	1	-	2	81	(23)	3	38

Profit for the year – discontinued	8	253	(1)	(252)	-	-	-	-	-

Profit for the year		227	-	(252)	2	81	(23)	3	38

Non-controlling interest		-	-	-	-	-	-	-	-

Earnings		227	-	(252)	2	81	(23)	3	38

Weighted average number of shares (millions)									809.8
Weighted average number of shares (millions) for diluted earnings									810.7

Adjusted earnings per share (basic)									4.7p
Adjusted earnings per share (diluted)									4.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

7. Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2013 half year
Operating profit	2	8	41	-	3	85	-	-	137

Net finance costs	3	(24)	-	-	-	-	(9)	-	(33)
Profit before tax	4	(16)	41	-	3	85	(9)	-	104
Income tax	5	11	(14)	-	(1)	(28)	2	5	(25)
Profit for the year – continuing		(5)	27	-	2	57	(7)	5	79

Profit for the year – discontinued	8	(4)	(27)	31	-	1	(1)	-	-

Profit for the year		(9)	-	31	2	58	(8)	5	79

Non-controlling interest		1	-	-	-	-	-	-	1

Earnings		(8)	-	31	2	58	(8)	5	80

Weighted average number of shares (millions)									807.0
Weighted average number of shares (millions) for diluted earnings									808.0

Adjusted earnings per share (basic)									9.9p
Adjusted earnings per share (diluted)									9.9p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

7.	Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2013 full year
Operating profit	2	458	54	16	12	196	-	-	736

Net finance costs	3	(76)	-	-	-	-	4	-	(72)
Profit before tax	4	382	54	16	12	196	4	-	664
Income tax	5	(87)	(18)	32	(2)	(51)	(1)	30	(97)
Profit for the year – continuing		295	36	48	10	145	3	30	567

Profit for the year – discontinued	8	244	(36)	(209)	-	2	(1)	-	-

Profit for the year		539	-	(161)	10	147	2	30	567

Non-controlling interest		(1)	-	-	-	-	-	-	(1)

Earnings		538	-	(161)	10	147	2	30	566

Weighted average number of shares (millions)									807.8
Weighted average number of shares (millions) for diluted earnings									808.9

Adjusted earnings per share (basic)									70.1p
Adjusted earnings per share (diluted)									70.0p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

8. Discontinued operations

In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House (PRH). The transaction completed on 1 July 2013 and the loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at 30 June 2013 and the results for the first 6 months of 2013 being included in discontinued operations.

Additionally on 29 November 2013 we announced the sale of the Mergermarket Group to BC Partners. The sale was completed on 4 February 2014 and the Mergermarket business was classified as held for sale in the balance sheet at 31 December 2013. The results for 2013 and 2014 to the date of disposal have been included in discontinued operations.

The sales and profit for the year for discontinued operations are analysed below.

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Sales by discontinued operations	9	566	621

Operating profit included in adjusted earnings	2	41	54
Intangible amortisation	-	(1)	(2)
Acquisition costs	-	-	-
Gain on disposal of Penguin	56	(46)	202
Gain on disposal of Mergermarket	245	-	(8)
Finance income	-	1	1
Profit / (loss) before tax	303	(5)	247
Attributable tax (expense) / benefit	(50)	1	(3)
Profit / (loss) for the year - discontinued operations	253	(4)	244

Operating profit included in adjusted earnings	2	41	54
Finance income	-	-	-
Attributable tax expense	(1)	(14)	(18)
Profit for the year included in adjusted earnings	1	27	36
Intangible amortisation	-	(1)	(2)
Attributable tax benefit	-	-	-
Gain on disposal of Penguin	56	(46)	202
Attributable tax benefit	-	15	15
Gain on disposal of Mergermarket	245	-	(8)
Attributable tax charge	(49)	-	-
Other net finance income	-	1	1
Attributable tax benefit	-	-	-
Profit / (loss) for the year - discontinued operations	253	(4)	244

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

8.	Discontinued operations continued

The gains on disposal of Penguin and Mergermarket are shown in the tables below.

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Gain on sale of Penguin

Fair value of associate interest acquired in PRH	-	-	1,160
Net assets disposed	-	-	(837)
Cost of disposal	56	(46)	(121)
Gain on disposal before tax	56	(46)	202
Attributable tax benefit	-	15	15
Gain on disposal after tax	56	(31)	217

Gain on sale of Mergermarket

Proceeds received	375	-	-
Net assets disposed	(130)	-	-
Cost of disposal	-	-	(8)
Gain on disposal before tax	245	-	(8)
Attributable tax expense	(49)	-	-
Gain on disposal after tax	196	-	(8)

Included within the cost of disposal of Penguin in 2013 are amounts in respect of the settlement of litigation related to the agency arrangements for eBooks. Also included in cost of disposal for Penguin in 2013 was a provision for amounts payable to Bertelsmann upon settlement of the transfer of Penguin’s UK past service pension liabilities to the new PRH venture. During 2014, it was decided that this transfer would not go ahead as planned and the costs have been credited back against the disposal in 2014.

9.	Dividends

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	259	242	372

The directors are proposing an interim dividend of 17.0p per equity share, payable on 12 September 2014 to shareholders on the register at the close of business on 15 August 2014. This interim dividend, which will absorb an estimated £138m of shareholders’ funds, has not been included as a liability as at 30 June 2014.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

10.	Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2014	2013	2013
	half year	half year	full year

Average rate for profits	1.68	1.53	1.57
Period end rate	1.71	1.52	1.66

11.	Intangible assets

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Goodwill	5,022	5,244	4,666
Other intangibles	1,058	1,320	1,135
Total intangibles	6,080	6,564	5,801

12.	Trade and other liabilities

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Trade payables	(205)	(210)	(316)
Accruals	(476)	(448)	(501)
Deferred income	(693)	(692)	(698)
Other liabilities	(254)	(281)	(247)
Trade and other liabilities	(1,628)	(1,631)	(1,762)

Analysed as:
Trade and other liabilities – current	(1,367)	(1,390)	(1,505)
Other liabilities – non-current	(261)	(241)	(257)
Total trade and other liabilities	(1,628)	(1,631)	(1,762)

The deferred income balance comprises principally multi year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school, college, and newspaper businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

13.	Held for sale

Assets classified as held for sale at the half year 2013 relate to Penguin and at the full year 2013 relate to Mergermarket (see also note 8).

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Property, plant and equipment	-	47	2
Intangible assets	-	423	158
Investments in joint ventures and associates	-	27	-
Deferred income tax assets	-	45	1
Other financial assets	-	1	-
Trade and other receivables	-	443	26
Intangible assets – Pre-publication	-	20	-
Inventories	-	94	-
Cash and cash equivalents (excluding overdrafts)	-	146	36
Assets classified as held for sale	-	1,246	223

Financial liabilities – Borrowings	-	(11)	-
Deferred income tax liabilities	-	(20)	(2)
Retirement benefit obligations	-	(28)	-
Provisions for liabilities and charges	-	(67)	(4)
Trade and other liabilities	-	(227)	(71)
Current income tax liabilities	-	-	(5)
Liabilities classified as held for sale	-	(353)	(82)

Net assets classified as held for sale	-	893	141

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

14. Business combinations

On 11 February 2014, the Group acquired 100% of Grupo Multi, the leading adult English language training company in Brazil.

Provisional values for the assets and liabilities arising from the Grupo Multi acquisition and other smaller acquisitions completed in the period are set out below. Intangible assets for Grupo Multi have yet to be valued. There were no material adjustments to prior period acquisitions.

	Grupo Multi	Other	Total
all figures in £ millions

Property, plant and equipment	2	-	2
Intangible assets	-	5	5
Intangible assets – pre-publication	1	-	1
Inventories	4	-	4
Trade and other receivables	31	-	31
Current income tax assets	3	-	3
Cash and cash equivalents (excluding overdrafts)	3	-	3
Financial liabilities - Borrowings	(49)	-	(49)
Trade and other liabilities	(22)	(2)	(24)
Net deferred income tax assets / (liabilities)	2	(1)	1
	(25)	2	(23)
Goodwill	462	(2)	460
Total	437	-	437
Satisfied by:
Cash	(437)	-	(437)
Deferred consideration	-	-	-
Net prior year adjustments	-	-	-
Total consideration	(437)	-	(437)

The net cash outflow on acquisitions in the period is shown in the table below:

Total
all figures in £ millions

Cash – Current period acquisitions	(437)
Deferred payments for prior year acquisitions and other items	(4)
Cash and cash equivalents acquired	3
Acquisition costs paid	(7)
Net cash outflow on acquisitions	(445)

In total, acquisitions completed in the period contributed an additional £32m of sales and £14m of adjusted operating profit. If the acquisitions had completed on 1 January 2014 then we estimate that sales for the period would have been £2,053m and the loss before tax would have been £39m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

15. Net debt

	2014	2013	2013
all figures in £ millions	half year	half year	full year

Non-current assets
Derivative financial instruments	129	125	111
Current assets
Derivative financial instruments	13	13	13
Marketable securities	14	6	6
Cash and cash equivalents (excluding overdrafts)	460	596	729
Non-current liabilities
Borrowings	(2,075)	(2,259)	(1,693)
Derivative financial instruments	(38)	(39)	(48)
Current liabilities
Borrowings	(531)	(414)	(533)
Net debt – continuing operations	(2,028)	(1,972)	(1,415)
Net cash classified as held for sale	-	135	36
Total net debt	(2,028)	(1,837)	(1,379)

In May 2014, Pearson issued €500m 1.875% Notes due in 2021 and applied the proceeds to repay its $400m 5.7% Notes due in 2014 at their maturity. The additional proceeds will be used for general corporate purposes and towards repayment of the £250m bond maturing in October 2014.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

16.	Classification of assets and liabilities measured at fair value
----Level 2----	-Level 3-
Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value
all figures in £ millions

2014 half year

Investment in unlisted securities	-	-	-	92	-	92
Marketable securities	14	-	-	-	-	14
Derivative financial instruments	-	142	-	-	-	142
Total financial assets held at fair value	14	142	-	92	-	248

Derivative financial instruments	-	(38)	-	-	-	(38)
Put options over non-controlling interest	-	-	-	-	-	-
Total financial liabilities held at fair value	-	(38)	-	-	-	(38)

2013 half year
Investment in unlisted securities	-	-	-	100	-	100
Marketable securities	6	-	-	-	-	6
Derivative financial instruments	-	138	-	-	-	138
Total financial assets held at fair value – continuing	6	138	-	100	-	244

Classified as held for sale:
Investments in unlisted securities	-	-	-	1	-	1
Total financial assets held at fair value	6	138	-	101	-	245

Derivative financial instruments	-	(39)	-	-	-	(39)
Put options over non-controlling interest	-	-	-	-	(38)	(38)
Total financial liabilities held at fair value	-	(39)	-	-	(38)	(77)
2013 full year
Investment in unlisted securities	-	-	-	94	-	94
Marketable securities	6	-	-	-	-	6
Derivative financial instruments	-	124	-	-	-	124
Total financial assets held at fair value – continuing	6	124	-	94	-	224

Derivative financial instruments	-	(48)	-	-	-	(48)
Put options over non-controlling interest	-	-	-	-	-	-
Total financial liabilities held at fair value	-	(48)	-	-	-	(48)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

16. Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the period.

The market value of Pearson’s bonds is £2,324m (2013 half year: £2,382m, 2013 full year: £2,186m) compared to their carrying value of £2,311m (2013 half year: £2,359m, 2013 full year: £2,168m). For all other financial assets and liabilities, fair value is not materially different to carrying value. Movements in fair values of level 3 assets and liabilities in the first half of 2014 are shown in the table below:

	Investments in	Put options over
all figures in £ millions	unlisted securities	non-controlling interest

2014 half year

At 1 January 2014	94	-
Exchange differences	(3)	-
Additions	1	-
Fair value movements	-	-
Settlements	-	-
At 30 June 2014	92	-

2013 half year

At 1 January 2013	32	(68)
Exchange differences	2	6
Additions	67	-
Fair value movements	-	-
Settlements	-	24
At 30 June 2013	101	(38)

2013 full year
At 1 January 2013	32	(68)
Exchange differences	-	9
Additions	63	-
Fair value movements	-	(8)
Disposals	(1)	67
At 31 December 2013	94	-

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

17. Cash flows

		2014	2013	2013
all figures in £ millions	note	half year	half year	full year

Reconciliation of profit for the period to net cash (used in) / generated from operations
Profit / (loss) for the period		227	(9)	539
Income tax		40	(12)	90
Depreciation, amortisation and impairment charges		143	159	309
(Profit) / loss on sale of property, plant and equipment		(1)	2	-
(Profit) / loss on sale of subsidiaries		(301)	46	(187)
Acquisition costs		3	3	12
Net finance (income) / costs		(1)	23	75
Share of results of joint ventures and associates		(8)	(9)	(54)
Share-based payment costs		21	21	37
Net foreign exchange adjustment		(1)	-	(40)
Pre-publication		(44)	(73)	(77)
Inventories		(33)	(33)	18
Trade and other receivables		(85)	19	(50)
Trade and other liabilities		(125)	(255)	72
Retirement benefit obligations		(40)	(45)	(57)
Provisions		(7)	2	(3)
Net cash (used in) / generated from operations		(212)	(161)	684

Dividends from joint ventures and associates		19	1	64
Net purchase of PPE including finance lease principal payments		(23)	(54)	(98)
Purchase of intangible assets		(38)	(33)	(62)
Operating cash flow		(254)	(247)	588
Operating tax paid		(58)	(102)	(191)
Net operating finance costs paid		(16)	(28)	(73)
Operating free cash flow		(328)	(377)	324
Non-operating tax paid		-	-	(55)
Free cash flow		(328)	(377)	269
Dividends paid (including to non-controlling interests)		(260)	(243)	(372)
Net movement of funds from operations		(588)	(620)	(103)
Acquisitions and disposals (net of tax)		(139)	(168)	(326)
Purchase of treasury shares		(9)	(46)	(47)
Loans repaid / (advanced)		42	-	(49)
New equity		4	4	14
Other movements on financial instruments		(11)	(18)	(9)
Net movement of funds		(701)	(848)	(520)
Exchange movements on net debt		52	(71)	59
Total movement in net debt		(649)	(919)	(461)
Opening net debt		(1,379)	(918)	(918)
Closing net debt	15	(2,028)	(1,837)	(1,379)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2014

18. Contingencies

There are contingent group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the group.

19. Related parties

At 31 December 2013 the Group had loans to Penguin Random House (PRH) of £44m which were unsecured with interest calculated based on market rates. These loans were repaid during the first half of 2014. At 30 June 2014, the Group has a current asset receivable from PRH of £11m arising from the provision of services. Service fee income from PRH was £25m in the first half of 2014.

Apart from transactions with the group’s associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the period.

20. Events after the balance sheet date

There were no material post balance sheet events.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

•
An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	Material related party transactions in the first six months and any material changes in related party transactions described in the 2013 Annual Report.

The directors of Pearson plc are listed in the 2013 Annual Report. There have been the following changes to the Board since the publication of the Annual Report:

Elizabeth Corley – appointed 1 May 2014

A list of current directors is maintained on the Pearson plc website: www.pearson.com.

By order of the Board

John Fallon
Chief Executive
24 July 2014

Robin Freestone
Chief Financial Officer
24 July 2014

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Report on the condensed consolidated financial statements

Our conclusion

We have reviewed the condensed consolidated financial statements, defined below, in the Interim Results of Pearson Plc for the six months ended 30 June 2014. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.  This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed

The condensed consolidated financial statements, which are prepared by Pearson Plc, comprise:

•	the condensed consolidated balance sheet as at 30 June 2014;
•	the condensed consolidated income statement and statement of comprehensive income for the period then ended;
•	the condensed consolidated cash flow statement for the period then ended;
•	the condensed consolidated statement of changes in equity for the period then ended; and
•	the notes to the condensed consolidated financial statements.

As disclosed in note 1, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed consolidated financial statements included in the Interim Results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What a review of condensed consolidated financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

INDEPENDENT REVIEW REPORT TO PEARSON PLC continued

Responsibilities for the condensed consolidated financial statements and the review

Our responsibilities and those of the directors

The Interim Results, including the condensed consolidated financial statements, are the responsibility of, and have been approved by, the directors. The directors are responsible for preparing the Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Our responsibility is to express to the company a conclusion on the condensed consolidated financial statements in the Interim Results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
24 July 2014
London

The maintenance and integrity of the Pearson plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

PEARSON plc

Date: 25 July 2014

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary